22003270

SEC Mail Processing Section
MAR 01 2022
Washington DC
413

SION

Washington, D.C.

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SEC FILE NUMBER
8-42123

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Equitable Distributors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1290 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10104 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Candace Scappator (Name) 704 341 6841 (Area Code – Telephone Number) Candace.Scappator@Equitable.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 238 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Candace L. Scappator, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Equitable Distributors, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of North Carolina
County of Mecklenburg
This instrument was acknowledged before me on 18 day of Feb 2022 by Candace L. Scappator

Notary Public's Signature
My Commission Expires 2/8/2026

Notary Public

ADDISON L BAUGH
NOTARY PUBLIC
COMMISSION EXPIRES FEB. 08, 2026
MECKLENBURG COUNTY, N.C.

Signature: Candace Scappator

Title: CFO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EQUITABLE

Equitable Distributors, LLC's Exemption Report

Equitable Distributors, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 *(k):* (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3 (*k*) throughout the year ended December 31, 2021 without exception.

Equitable Distributors, LLC

I, Candace Scappator, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Candace Scappator

Title: Vice President, Chief Financial Officer, and Principal Financial Officer

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Equitable Distributors, LLC

We have reviewed Equitable Distributors, LLC's (the "Company") assertions, included in the accompanying Equitable Distributors, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2021 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2021.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 25, 2022

PricewaterhouseCoopers LLP, 214 North Tryon Street, Suite 4200, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

pwc

Report of Independent Accountants

To the Board of Directors and Management of Equitable Distributors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation (Form SIPC-7) of Equitable Distributors, LLC (the "Company") for the year ended December 31, 2021. Management of Equitable Distributors, LLC is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. The amount of $137 was compared to wire number 4582900209JO dated July 23, 2021 obtained from Candace Scappator, Equitable Distributors LLC Vice President, Chief Financial Officer, and Principal Financial Officer, noting no differences.

    b. The amount of $4 was compared to wire number 5912500024JO dated January 24, 2022 obtained from Candace Scappator, Equitable Distributors LLC Vice President, Chief Financial Officer, and Principal Financial Officer, noting no differences.

2. Compared the Total Revenue amount reported on page 3 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 to the Total revenue amount of $975,121,706 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2021 noting a $700,000 difference due to an accrual for asset based compensation.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared additions on line 7, net loss from securities in investment accounts, of $79,977 to account 1410000BA0 on the December 31, 2021 Trial Balance provided by Candace Scappator, Equitable Distributors LLC Vice President, Chief Financial Officer, and Principal Financial Officer, noting no differences.

pwc

b. Compared deductions on line 1, revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products, of $975,107,473 to the sum of accounts 7020000014, 7730000002, 7730000024, 7730000023, 7020000476, 7020000480, 7020000500, 7020000502, and 7020000477 on December 31, 2021 Trial Balance, provided by Candace Scappator, Equitable Distributors LLC Vice President, Chief Financial Officer, and Principal Financial Officer, noting a $700,000 difference due to an accrual for asset based compensation.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0015 on page 2, line 2e of $94,210 and $141, respectively of the Form SIPC-7, noting no differences.

   b. Recalculated the mathematical accuracy of the Total additions on page 2 of $79,977 and Total deductions on page 2 of $975,107,473, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Board of Directors of Equitable Distributors, LLC and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2022

Equitable Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc)

Statement of Financial Condition
Year Ended December 31, 2021

Assets		
Cash and cash equivalents	$	63,343,038
Prepaid commissions		1,737,604
Receivable from affiliates		77,398
Other assets		27,255
Total assets	$	65,185,295
Liabilities and Member's Capital		
Liabilities		
Payable to brokers	$	34,002,207
Payable to affiliates, net		6,149,145
Accounts Payable, accrued expenses and other liabilities		846,989
Total Liabilities		40,998,341
Member's Capital		24,186,954
Total liabilities and member's capital	$	65,185,295

The accompanying notes are an integral part of these financial statements.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Equitable Distributors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Equitable Distributors, LLC (the "Company") as of December 31, 2021, and the related statements of operations, changes in member's capital and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements under Rule 15c3-3 as of December 31, 2021 (collectively, the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 25, 2022

We have served as the Company's auditor since 1995.

PricewaterhouseCoopers LLP, 214 North Tryon Street, Suite 4200, Charlotte, NC 28202
T: (704) 344 7500, F: (704) 344 4100, www.pwc.com/us

Equitable Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc)

Statement of Operations
Year Ended December 31, 2021

Revenues		
Commission and Fee Revenue	$	654,275,951
Fee income from trusts		320,131,522
Other Income		14,233
Total revenues		974,421,706
Expenses		
Commission expenses		683,141,347
Administrative and personnel service charges		82,961,636
Support service expense		207,823,155
Total expenses		973,926,138
Income before income tax provision		495,568
Income tax provision		144,197
Net Income	$	351,371

The accompanying notes are an integral part of these financial statements.

Equitable Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc)

Statement of Changes in Member's Capital
Year Ended December 31, 2021

	Member's Capital	Accumulated Deficit	Total Member's Capital
Balance as of January 1, 2021	$ 31,842,615	$ (8,007,032)	$ 23,835,583
Net income		351,371	351,371
Balance As of December 31,2021	$ 31,842,615	$ (7,655,661)	$ 24,186,954

The accompanying notes are an integral part of these financial statements.

Equitable Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc)

Statement of Cash Flows
Year ended December 31, 2021

Cash flows from operating activities		
Net income	$	351,371
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred taxes		9,288
Realized loss on securities owned, at fair value		79,977
Amortization of securities owned		5,117
Decrease (increase) in operating assets		
Prepaid commissions		(793,358)
Receivable from affiliates		(27,699)
Other assets		82,067
Increase (decrease) in operating liabilities		
Payable to brokers		821,667
Payable to affiliates, net		3,279,004
Accounts payable, accrued expenses and other liabilities		(541,759)
Net cash provided by operating activities		3,265,675
Cash flows from investing activities		
Maturity of Treasury bond		14,950,000
Cash provided by investing activities		14,950,000
Net increase in cash and cash equivalents		18,215,675
Beginning of year		45,127,363
End of year	$	63,343,038
Supplemental disclosures		
Federal income taxes paid to parent	$	245,377

The accompanying notes are an integral part of these financial statements.

1) Organization

Equitable Distributors, LLC (the "Company") is a wholly owned subsidiary of EQ Holdings, LLC ("Holdings"). Holdings is a wholly owned subsidiary of Equitable Financial Life Insurance Company ("EFLIC"). EFLIC is a wholly owned indirect subsidiary of Equitable Holdings, Inc. ("EQH").

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a licensed insurance agency.

The Company principally engages in the distribution of fixed and variable annuity and life insurance products issued by EFLIC and Equitable Financial Life Insurance Company of America ("EFLOA"), both of which are affiliated entities, through third party securities firms, financial planners, banks and brokerage general agents. The Company also distributes shares of EQ Advisors Trust and Equitable Premier VIP Trust ("Trusts"), open-end management investment companies managed by Equitable Investment Management Group LLC, a wholly owned subsidiary of EFLIC, to EFLIC and EFLOA separate accounts in connection with the sale of variable annuities and life insurance contracts.

2) Significant Accounting Policies

Basis of Presentation

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. The accompanying financial statements reflect all adjustments necessary in the opinion of management for a fair presentation of the financial position of the Company and its results of operations and cash flow for the period presented.

The Company estimates that the carrying value of receivables and payables approximates fair value, due to their short term nature.

Revenue Recognition

Commission and fee revenue

Commission and fee revenue is recognized when an affiliated insurer initiates a new sales contract through third parties which have distribution contracts with the Company. Once the sales contract is complete, the Company is required to facilitate the payment of commissions to the third party distributors. Once that payment has been sent, the company's performance obligations have been completed and revenue is recognized. The revenue is recorded as a receivable from the affiliated insurer. The transaction price is generally equal to the commissions expense recorded for the completed sale. These costs are recorded in Commission expenses.

Fee income from trusts

The Company performs distribution services and earns the right to this element of compensation each day as distribution services are performed for and consumed by the Trust daily. Fee income from the Trust is earned each day by the Company based on average daily AUM reporting and cash-settled with the Trusts each month at a rate per annum for the average daily net assets attributable to the share class/portfolio for which the Company provides distribution services. Investment product and distribution fees include trailer fees earned pursuant to Rule 12b-1 under the Investment Company Act of 1940 (12b-1 fees). The 12b-1 trailer fees are accrued monthly as earned, with cash being received in the subsequent month.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Cash equivalents at December 31, 2021 include an investment in an affiliated registered investment company's money market fund of $63,057,207, whose carrying value approximates the fair value as reported by the registered money market fund. Interest income is accrued as earned.

Securities Owned

Securities owned, if any, would be reported in the Statement of Financial Condition at fair value. Refer to Note 3 for policies on fair value measurement.

Prepaid Commissions

Prepaid commissions represent advance payments to brokers related to fixed and variable annuity and life insurance products when a contract has been signed and the premium has yet to be received. If the related premium is not received, the commission will be returned.

Payable to Brokers

Payable to brokers represent commissions for sales of fixed and variable annuity and life insurance products, which are unpaid as of December 31, 2021.

Income Taxes

The Company is included in the consolidated federal income tax return filed by EQH. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current taxes or benefit calculated is either remitted to or received from EFLIC. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates (See Note 7). Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Off-Balance Sheet Risk

In the normal course of business, the Company enters into contracts that contain a variety of representations and general indemnifications. However, based on experience, the Company expects any risk of loss from these arrangements to be remote.

COVID-19

The COVID-19 pandemic continues to negatively impact the U.S. and global economies and create potential impacts and risks to the Company's business. The extent of the COVID-19 pandemic's impact on the Company will depend on future developments that are still highly uncertain, including the severity and duration of the pandemic, actions taken by governments and other third parties in response to the pandemic and the availability and efficacy of vaccines against COVID-19 and its variants.

Subsequent Events

Events and transactions subsequent to the balance sheet date have been evaluated by management, for purpose of recognition or disclosure in these financial statements, through February 25, 2022, the date that these financial statements were available to be issued.

3) Fair Value Measurement

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The accounting guidance established a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.

Level 3 - Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

Financial Instruments Measured at Fair Value on a Recurring Basis

December 31, 2021	Level 1	Level 2	Level 3	Total
Cash equivalents	$ 63,057,207	$ —	$ —	$ 63,057,207
Total assets	$ 63,057,207	$ —	$ —	$ 63,057,207

Cash equivalents classified as Level 1 include investments in money market funds and are carried at cost as a proxy for fair value due to their short-term nature.

4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (the Rule), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital of $21,083,553 which exceeded required net capital of $2,733,224 by $18,350,329 and the Company's ratio of aggregate indebtedness to net capital was 1.94 to 1.

5) Transactions With Affiliates

As discussed in Note 1, the Company principally distributes fixed and variable annuity contracts and life insurance policies issued by EFLIC and EFLOA from which it receives compensation in accordance with its distribution agreements with these carriers. Commission and fee revenues of $654,275,951 were paid by EFLIC and EFLOA to the Company for commission and distribution expenses incurred by the Company.

Pursuant to distribution agreements with the Trusts, the Company recognized distribution fees of $320,131,522 from the Trusts based on average net assets attributable to certain classes of Trusts' shares issued in connection with the sale of EFLIC and EFLOA variable annuity and life insurance contracts. Pursuant to a sub-distribution agreement with Equitable Advisors, LLC, the Company, in its capacity as distributor of the Trusts agreed to compensate Equitable Advisors, LLC for providing distribution and shareholder support services. The Company incurred $207,823,155 of support service expenses in 2021.

Pursuant to an Agreement for Cooperative and Joint Use of Personnel, Property and Services, EFLIC provides the Company with the personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. During 2021, the Company reimbursed EFLIC $82,961,636 for the cost of providing such services included within Administrative and personnel service charges, including $3,531,425 of allocated costs for various stock-based compensation plans sponsored by EQH.

Receivable from affiliates includes the following:	
Receivable from PlanConnect LLC for fees	$ 77,398
Receivable from affiliates	$ 77,398

Payable to affiliates, net includes the following:	
Payable to EFLIC for administrative fees, personnel service charges and taxes	$ 17,054,979
Receivable from EFLIC for commissions and fees	(12,317,007)
Net payable to EFLIC	$ 4,737,972
Payable to EFLOA for fee income	1,122,250
Payable to EQH for personnel related expenses	174,372
Payable to Equitable Network, LLC for commission expenses	7,993
Payable to Equitable Advisors, LLC for commission expenses	85,598
Payable to PlanConnect, LLC for a deposit	20,000
Payable to Equitable Distrbution Holding	960
Payable to affiliates, net	$ 6,149,145

6) Commitments And Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts, which management cannot make a reasonable estimate of loss. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, the Company does not currently believe that potential losses are likely to have a material adverse effect on the Company's financial condition.

7) Taxes

As a single member limited liability company, the Company is treated as a division of EFLIC for Federal and most State income tax purposes, and not as a separate taxable entity. Under a tax sharing agreement, EFLIC allocates to the Company its share of the consolidated Federal tax expense or benefit based upon the principles of separate company calculations as though the Company was treated as a separate taxpayer. State taxes are allocated to the Company on the basis of actual taxes incurred by the Company.

A summary of the income tax provision in the Statement of Operations follows:

	Federal	State	Total
Income Tax Provision			
Current Tax Expense/(Benefit)	95,747	39,162	134,909
Deferred Tax Expense/(Benefit)	8,080	1,208	9,288
Total	103,827	40,370	144,197

The Company has $181,270 of deferred tax assets included in Payable to affiliates, net as of December 31, 2021.

The Company has determined that it is more likely than not that the deferred tax assets will be realized.

As of December 31, 2021, the Company had a net current tax liability of $220,460 comprised of a federal income tax liability of $102,622 included in Net Payable to EFLIC (see Note 5) and a state income tax liability of $117,838 included in Accounts payables, accrued expenses and other liabilities.

At December 31, 2021, the Company recorded a liability for uncertain tax positions of $578,480, including $36,760 of interest, which is classified within Accounts payable, accrued expenses and other liabilities. It is reasonably possible that the total amount of unrecognized tax benefits will change in the next 12 months. The possible change in the amount of unrecognized tax benefits cannot be estimated at this time.

The effective rate differs from the statutory rate of 21% mainly due to state income tax.

The 2014 through 2020 tax years are open to examination by the Internal Revenue Service and the 2015 through 2020 tax years are open to examination by state tax authorities.

Supplemental Schedules

Equitable Distributors, LLC
(A wholly owned subsidiary of Equitable Holdings, Inc)
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2021 **Schedule I**

Net Capital		
Total member's capital	$	24,186,954
Nonallowable assets		
Prepaid Commissions		1,737,604
Receivable from affiliates		77,398
Other assets		27,255
Net capital before haircuts on cash equivalents		22,344,697
Haircuts on securities owned and cash equivalents		1,261,144
Net Capital	$	21,083,553
Computation of basic net capital requirement		
Aggregate indebtedness	$	40,998,341
Minimum capital required (the greater of $100,000 or 6-2/3 % of aggregate indebtedness)	$	2,733,224
Capital in excess of minimum requirements	$	18,350,329
Ratio of aggregate indebtedness to net capital		1.94

There are no material differences between the above computations and those included in the Company's unaudited FOCUS report as of December 31, 2021 as filed on January 25, 2022

Supplemental Schedule

Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2021 **Schedule II**

The Company claims exemption under Rule 15c3-3 of the Securities and Exchange Commission. The Company is in compliance with the conditions of exemption under paragraph (K)(1) of Rule 15c3-3 dealing with introducing brokers.